Exhibit 99.(d)(6)(B)

Schedule A

to

Sub-Advisory Agreement between
Park Avenue Institutional Advisers LLC and

Allspring Global Investments, LLC

Dated November 1, 2021

Amended as of March 3, 2025

Series	Fee (as an annual percentage of average daily net assets of the Series):

Guardian Mid Cap Relative Value VIP Fund	0.40% of the first $100 million in assets;
0.35% on the next $50 million in assets;
0.30 over $150 million in assets

Guardian Small-Mid Cap Core VIP Fund	0.40% of the first $90 million in assets;
0.30% over $90 million in assets

Guardian Short Duration Bond VIP Fund	0.09% of the first $100 million in assets;
0.07% over $100 million in assets